Exhibit (a)(1)(J)

Form of Communication to Eligible Employee Rejecting Withdrawal Form

Date:
To:
From:    Smart Balance, Inc.
Re:    Rejected Election Form Under Smart Balance, Inc. Stock Option Exchange Offer

Unfortunately, we could not accept your withdrawal form under the Exchange Offer for the following reason(s):

___The withdrawal form was received after the expiration deadline for the Exchange Offer. We cannot process your withdrawal.

___The withdrawal form was not properly signed, the box was not checked or you did not include the complete form, including Schedule A.

If you wish to withdraw your previous election to exchange your eligible stock options in the Exchange Offer and the Exchange Offer has not yet expired, please correct the defects noted above on the attached copy of your election form, initial your corrections and deliver it to Patti Rooney, Manager, Corporate Support & Human Resources. Your withdrawal must be received before 5:30 p.m., Eastern Time, on Wednesday, March 23, 2011 (or such later date as may apply if the Exchange Offer is extended).

If we do not receive a properly completed and signed withdrawal form before the deadline noted above, all previously surrendered eligible stock options will be cancelled and exchanged pursuant to the Exchange Offer.

If you have questions about the Exchange Offer or how to participate, please contact Patti Rooney at 201-421-3933 or by email at prooney@smartbalance.com.